UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Borderfree, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09970L100

(CUSIP Number)

Ofira Kadmor

Director of Finance
Pitango Venture Capital
11 HaMenofim St. Bldg. B
Herzliya 46725, Israel
Tel +972-9-971-8129

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09970L100	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Fund III (USA) L.P. EIN - 94-3355493
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,307,890
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,307,890
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,307,890
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 09970L100	13G	Page 3 of 12Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Fund III (USA) Non-Q L.P. EIN - 94-3361448
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 490,677
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 490,677
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,677
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 09970L100	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Fund III (Israeli investors) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,443,298
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,443,298
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,298
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 09970L100	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Parallel Investor Fund III (USA) L.P. EIN - 94-3390563
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 554,753
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 554,753
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,753
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 09970L100	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Principals Fund III (USA) L.P. EIN - 77-0552344
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 187,044
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 187,044
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,044
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 09970L100	13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Fund III Trusts 2000 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 374,085
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 374,085
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,085
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.

(a)	Name of Issuer Borderfree, Inc.

(b)	Address of Issuer’s Principal Executive Offices 292 Madison Avenue, 5th Floor, New York, New York 10017

Item 2.

(a)

Name of Person Filing:

(i) Pitango Venture Capital Fund III (USA) L.P. (“Main”)

(ii) Pitango Venture Capital Fund III (USA) Non-Q L.P. (“NON-Q”)

(iii) Pitango Venture Capital Fund III (Israeli investors) L.P. (“IL INV”)

(iv) Pitango Parallel Investor Fund III (USA) L.P. (“Parallel”)

(v) Pitango Principals Fund III (USA) L.P. (“Principals”)

(vi) Pitango Venture Capital Fund III Trusts 2000 Ltd. (“Trusts 2000”)

The foregoing entities listed in clauses (i) through (vi) of this Item 2(a) are referred to herein collectively as the “Reporting Persons”.

(b)	Address of the Principal Office or, if none, residence The Principal business office of each of the Reporting Persons is: 11 HaMenofim St. Herzliya, Israel
(c)	Citizenship With respect to each of Main, Non-Q, Principals and Parallel: Delaware With respect to IL INV and Trusts 2000: Israel
(d)	Title of Class of Securities Common stock, par value $0.01 per share (“Common Stock”)
(e)	CUSIP Number 09970L100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Please see row 9 of the cover pages of the respective Reporting Persons.

(b)	Percent of class: Please see row 11 of the cover pages of the respective Reporting Persons. All percentages appearing in the cover pages are based on 31,812,644outstanding shares of Common Stock of the Issuer as of November 3, 2014 (based on information reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 5, 2014)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

	(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

	(iii)	Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

	(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel, Rami Beracha, Bruce Crocker and Zeev Binman collectively exercise shared voting and investment power with respect to the shares of the Issuer’s Common Stock held by the Reporting Persons.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(K), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5)

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pitango Venture Capital Fund III (USA) L.P.

By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Isaac Hillel Name: Isaac Hillel Title: Managing Director Dated: February 9, 2015

Pitango Venture Capital Fund III (USA) Non-Q L.P.

By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Isaac Hillel Name: Isaac Hillel Title: Managing Director Dated: February 9, 2015

Pitango Venture Capital Fund III (Israeli investors) L.P.

By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Isaac Hillel Name: Isaac Hillel Title: Managing Director Dated: February 9, 2015
Pitango Parallel Investor Fund III (USA) L.P.

By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Isaac Hillel Name: Isaac Hillel Title: Managing Director Dated: February 9, 2015

Pitango Principals Fund III (USA) L.P.

By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Isaac Hillel Name: Isaac Hillel Title: Managing Director Dated: February 9, 2015

Pitango Venture Capital Fund III Trusts 2000 Ltd.

By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Isaac Hillel Name: Isaac Hillel Title: Managing Director Dated: February 9, 2015